UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

August 11, 2026

Date of Report (Date of earliest event reported)

Naqi Logix Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1620944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200
West Vancouver, BC V7T 1A2

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer's telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7 & 9. Appointment of Certain Officers

Appointment of Aly Sidi as Chief Technology Officer

As of August 10, 2026, Aly Sidi has been appointed by Board of Directors of Naqi Logix Inc. (the “Company”) to the position of Chief Technology Officer. On May 1, 2026, the Company entered into a Consulting Agreement (the “Agreement”) with Aly Sidi, as a consultant. The Agreement was then amended to change the role from Consultant to Chief Technology Officer effective August 10, 2026. In consideration for the services provided to the Company by Mr. Sidi, he will receive a monthly fee of $12,000.

Copies of the Press Release, Contractor Agreement and Amendment No.1 to the Agreement have been filed as Exhibits 99.1, 99.2 and 99.3 respectively, to this Current Report on Form 1-U.

Exhibit Index

Exhibit No.	Description
99.1	Press Release on Appointment
99.2	Contractor Agreement between Naqi Logix Inc. and Aly Sidi
99.3	Amendment No. 1 Contractor Agreement between Naqi Logix and Aly Sidi

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAQI LOGIX INC.

By:	/s/ Bal Bhullar
Name:	Bal Bhullar
Title:	Chief Financial Officer

Date:	August 11, 2026

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